UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On October 10, 2022, JX Luxventure Limited (the “Company”) entered into and executed a binding memorandum of understanding (the “MOU”) with Shenzhen Zhongjiyingfeng Investment Co., Ltd. (the “Purchaser”) with respect to a contemplated sale by the Company to the Purchaser of 100% ownership in Hongri International Holding Limited (“Hongri”), a subsidiary through which the Company operates its menswear business, in consideration for $10,000,000 (the “Sale and Purchase Transaction”). The consummation of the Sale and Purchase Transaction is contingent upon the parties entering into a stock purchase agreement or other agreement in a form customary for transactions of this type (the “Definitive Agreement”) within 30 calendar days from the date hereof (unless an extension is granted by the Company in writing) and other closing conditions. The Definitive Agreement, if entered by the Company and the Purchaser, shall extinguish and supersede this MOU. The entering and execution of the MOU by the Company was approved by the board of directors of the Company and holders of a majority of the outstanding capital stock of the Company on October 5, 2022.

The foregoing description of the MOU does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which is attached to this report on Form 6-K as Exhibit 10.1 and incorporated herein by reference. On October 10, 2022, the Company issued a press release with respect to the entering and execution of the MOU, which is furnished herewith as Exhibit 99.1.

Effective as of today, October 10, 2022, the Company’s common stock has begun trading on the Nasdaq Capital Market under the Company’s new trading symbol, JXJT. The change of the Company’s trading symbol was approved and authorized by the board of directors of the Company and holders of a majority of the outstanding capital stock of the Company on October 5, 2022. The Company announced the change of its trading symbol in the press release furnished herewith as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2022	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Memorandum of Understanding between the Company and Shenzhen Zhongjiyingfeng Investment Co., Ltd. as Purchaser
99.1	Press Release with respect to the execution of the Memorandum of Understanding
99.2	Press Release with respect to the change of the Company’s trading symbol

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